FORM 6-K

0-17788

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

P.E.
8/1/02

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2002

HEALTHCARE TECHNOLOGIES LTD.
(Translation of Registrant's name into English)

3 Habosem Street, Kiryat Minrav, Ashdod, Israel 77610
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

This Form 6-K consists of a copy of a Press Release dated August 19, 2002 from Healthcare Technologies Ltd., an Israeli corporation (the "Company") with respect to the Company's results for the three and six month periods ended June 30, 2002.

FOR: **Healthcare Technologies, Ltd.**

CONTACT: Daniel Kropf
Chairman and CEO
011-972-3-9229015

PORTFOLIOPR CONTACT: Paul Holm
212-736-9224
pholm@portfoliopr.com

HEALTHCARE TECHNOLOGIES REPORTS 2002 SECOND QUARTER & SIX MONTHS RESULTS

ASHDOD, ISRAEL, August 19, 2002 --- Healthcare Technologies, Ltd. (NASDAQ: HCTL), today announced unaudited results for the second quarter and six months ended June 30, 2002.

Revenues for the second quarter of 2002 were $4.00 million, as compared to $4.37 million for the corresponding quarter last year. Second quarter gross profit was $1.40 million, as compared to $1.69 million in the second quarter of 2001. The net profit for the quarter was $0.92 million, or $0.12 per share, compared to a net loss of $(0.13) million, or $(0.02) per share for the second quarter of last year. The net profit for the quarter is mostly due to a $1.4 million capital gain from the company's investment in Procognia (UK) Ltd. The gains for the second quarter were partially offset by the appreciation of the US$ in relation to the NIS.

Revenues for the first six months of 2002 were $8.08 million, compared to $8.52 million for the first six months of 2001. Gross profit for the first half of the year was $3.08 million versus $3.07 million for the same period in 2001. Net profit for that period was $0.44 million, or $0.06 per share, versus a net loss of $(0.83) million, or $(0.13) per share for the first half of 2001. The net profit is attributed to the above-mentioned capital gain from investment in Procognia (UK) Ltd. The gains for the first six-months were offset by $0.50 million of Procognia's first quarter results.

Shareholders' equity on June 30, 2002 was $4.14 million, compared to US$3.78 million on December 31, 2001. Cash and equivalents were $0.99 million versus $1.18 million; Current assets at the end of the period were $7.28 million, compared to $8.14 million; current liabilities were $6.30 million versus $7.48 million on December 31, 2001.

About Healthcare Technologies

Healthcare Technologies through it subsidiaries Savyon Diagnostics Ltd., Gamidagen Marketing (1979) Ltd, Gamidor Diagnostics (1984) Ltd, Danyel Biotech Ltd, specializes in development, manufacturing and marketing of clinical diagnostic test kits and provides services and tools to diagnostic and biotech research professionals in laboratory and point of care sites worldwide.

Healthcare Technologies, Ltd.
Condensed Consolidated Statement of Operations
(U.S. Dollars in Thousands, Except Loss Per Share Information)

	Three Months Ended		Six Months Ended		Year Ended
	06/30/02	06/30/01	06/30/02	06/30/01	12/31/01
Sales	$4,004	$4,361	$8,083	$8,523	$16,013
Gross profit	$1,403	$1,691	$3,078	$3,067	$6,029
Net profit (loss)	$920	$(134)	$439	$(825)	$(3,013)
Profit (loss) per share	$0.12	$(0.02)	$0.06	$(0.13)	$ (0.50)
Weighted average number of Shares and share equivalents Outstanding (in Thousands)	7,644	5,644	7,644	5,644	5,977

Consolidated Balance Sheet ,
(U.S $ in thousands)

	June 30, 2002	June 30, 2001	December 31, 2001
Cash and cash equivalents	989	1,782	1,177
Total current assets	7,276	8,107	8,135
Total current liabilities	6,300	7,755	7,480
Shareholder's equity	4,138	4,507	3,779

[Form 6-K Signature Page]

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HEALTHCARE TECHNOLOGIES LTD.
(Registrant)

By: ____________________
Daniel Kropf
Chairman of the Board

Dated: August 23, 2002